[ALSIUS CORPORATION LETTERHEAD]
October 4, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alsius Corporation Registration Statement on Form S-1 File No. 333-133554
Ladies and Gentlemen:
Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Alsius Corporation, a California corporation (the “Registrant”), hereby applies for an order granting the immediate withdrawal its Registration Statement on Form S-1 (Commission File No. 333-133554), together with all exhibits and amendments thereto (the “Registration Statement”).
The Registrant has determined not to proceed with the offering described in the Registration Statement. The Registration Statement was never declared effective and none of the Registrant’s securities have been sold pursuant to the Registration Statement. The Registrant has entered into an agreement and plan of merger with Ithaka Acquisition Corporation (“Ithaka”) pursuant to which Ithaka will acquire the Registrant.
If you have any questions regarding the foregoing, you may call Ethan Feffer of Sheppard, Mullin, Richter & Hampton LLP, legal counsel to the Registrant, at (714) 424-2826.
Very truly yours,
/s/ William J. Worthen
William J. Worthen
President and Chief Executive Officer
cc:      Ethan D. Feffer, Esq. (via facsimile)